EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Years Ended December 31,

	2004	2003	2002	2001	2000

	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)

	(Dollars in thousands)
Earnings
Net income	$462,006	$435,481	$417,406	$471,058	$441,529
Add:
Provision for income taxes(a)	206,101	192,030	204,061	234,900	219,260
Fixed charges	990,917	981,306	949,985	933,861	894,146
Less:
Capitalized interest	48,390	49,679	58,274	58,845	50,019

Earnings as adjusted (A)	$1,610,634	$1,559,138	$1,513,178	$1,580,974	$1,504,916

Preferred dividend requirements	$3,826	$3,891	$19,645	$14,624	$18,570
Ratio of income before provision for income taxes to net income	145%	144%	149%	150%	150%

Preferred dividend factor on pretax basis	5,548	5,603	29,271	21,936	27,855

Fixed charges
Interest expense	942,527	919,961	866,853	820,646	773,539
Capitalized interest	48,390	49,679	58,274	58,845	50,019
Interest factor of rents	—	11,666	24,858	54,370	70,588

Fixed charges as adjusted (B)	990,917	981,306	949,985	933,861	894,146

Fixed charges and preferred stock dividends (C)	$996,465	$986,909	$979,256	$955,797	$922,001

Ratio of earnings to fixed charges ((A) divided by (B))	1.63x	1.59x	1.59x	1.69x	1.68x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.62x	1.58x	1.55x	1.65x	1.63x

(a)	2001 and 2003 include income taxes related to cumulative effect of accounting change.

      See Note B of Notes to Consolidated Financial Statements for a discussion of the restatement.

79